UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 AUDIOCODES LTD.
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
                         (Title of Class of Securities)

                                    M15342104
                                 (CUSIP Number)

                                DECEMBER 31, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 12 Pages
                             Exhibit Index: Page 10

CUSIP NO.  M15342104                                         PAGE 2 OF 12 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.       [ ]
                                        b.       [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          4,549,709
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         4,549,709
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,549,709

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    9.55%

12       Type of Reporting Person (See Instructions)

                                    OO, IA

CUSIP NO.  M15342104                                         PAGE 3 OF 12 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.       [ ]
                                        b.       [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         4,549,709
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   4,549,709

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,549,709

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    9.55%

12       Type of Reporting Person (See Instructions)

                                    IA

CUSIP NO.  M15342104                                         PAGE 4 OF 12 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ROBERT SOROS


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.       [ ]
                                        b.       [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         4,549,709
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   4,549,709

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,549,709

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    9.55%

12       Type of Reporting Person (See Instructions)

                                    IA

CUSIP NO.  M15342104                                         PAGE 5 OF 12 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JONATHAN SOROS


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                        a.       [ ]
                                        b.       [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         4,549,709
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   4,549,709

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,549,709

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    9.55%

12       Type of Reporting Person (See Instructions)

                                    IA

CUSIP NO.  M15342104                                         PAGE 6 OF 12 PAGES


ITEM     1(A)     NAME OF ISSUER:

                  AudioCodes Ltd.  (the "Issuer").

ITEM     1(B)     ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1 Hayarden Street
                  Airport City Lod
                  70151 ISRAEL

ITEM     2(A)     NAME OF PERSON FILING

     The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Soros Fund Management LLC ("SFM LLC");

               ii)  George Soros;

               iii) Robert Soros; and

               iv)  Jonathan Soros.

     This statement relates to Shares (as defined herein) held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. George Soros serves as Chairman of SFM LLC, Robert Soros serves as Deputy Chairman of SFM LLC, and Jonathan Soros serves as President and Deputy Chairman of SFM LLC.

ITEM     2(B)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

ITEM     2(C)     CITIZENSHIP:

               i)   SFM LLC is a Delaware limited liability company;

               ii)  George Soros is a United States citizen;

               iii) Robert Soros is a United States citizen; and

               iv)  Jonathan Soros is a United States citizen.


ITEM     2(D)     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value NIS 0.01 per share (the "Shares").

CUSIP NO.  M15342104                                         PAGE 7 OF 12 PAGES


ITEM     2(E)     CUSIP NUMBER:

                  M15342104

ITEM     3.       IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
                  OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  This Item 3 is not applicable.


ITEM     4.       OWNERSHIP:


ITEM     4(A)     AMOUNT BENEFICIALLY OWNED:

     As of December 31, 2007, each of the Reporting Persons may be deemed to be the beneficial owner of 4,549,709 Shares issuable upon conversion of the 2.00% Senior Convertible Notes due 2024 (the "Convertible Notes") beneficially owned by the Reporting Persons.

ITEM     4(B)     PERCENT OF CLASS:

     As of December 31, 2007, assuming full conversion of the Convertible Notes beneficially owned by the Reporting Persons, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 9.55% of the total number of Shares outstanding.

ITEM     4(C)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         SFM LLC
         (i)       Sole power to vote or direct the vote:                                        4,549,709
         (ii)      Shared power to vote or to direct the vote                                            0
         (iii)     Sole power to dispose or to direct the disposition of                         4,549,709
         (iv)      Shared power to dispose or to direct the disposition of                               0

         GEORGE SOROS
         (i)       Sole power to vote or direct the vote:                                                0
         (ii)      Shared power to vote or to direct the vote                                    4,549,709
         (iii)     Sole power to dispose or to direct the disposition of                                 0
         (iv)      Shared power to dispose or to direct the disposition of                       4,549,709

         ROBERT SOROS
         (i)       Sole power to vote or direct the vote:                                                0
         (ii)      Shared power to vote or to direct the vote                                    4,549,709
         (iii)     Sole power to dispose or to direct the disposition of                                 0
         (iv)      Shared power to dispose or to direct the disposition of                       4,549,709

         JONATHAN SOROS
         (i)       Sole power to vote or direct the vote:                                                0
         (ii)      Shared power to vote or to direct the vote                                    4,549,709
         (iii)     Sole power to dispose or to direct the disposition of                                 0
         (iv)      Shared power to dispose or to direct the disposition of                       4,549,709


CUSIP NO.  M15342104                                         PAGE 8 OF 12 PAGES

ITEM     5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               This Item 5 is not applicable.

ITEM     6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     The shareholders of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              This Item 7 is not applicable.

ITEM     8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              This Item 8 is not applicable.

ITEM     9.   NOTICE OF DISSOLUTION OF GROUP:

              This Item 9 is not applicable.

ITEM    10.   CERTIFICATION:

     By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO.  M15342104                                         PAGE 9 OF 12 PAGES


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2008                    SOROS FUND MANAGEMENT LLC

                                            By:  /s/ Jodye Anzalotta
                                                 --------------------------------------------
                                                 Jodye Anzalotta
                                                 Assistant General Counsel


Date:  February 14, 2008                    GEORGE SOROS

                                            By:  /s/ Jodye Anzalotta
                                                 --------------------------------------------
                                                 Jodye Anzalotta
                                                 Attorney-in-Fact

Date:  February 14, 2008                    ROBERT SOROS

                                            By:  /s/ Jodye Anzalotta
                                                 --------------------------------------------
                                                 Jodye Anzalotta
                                                 Attorney-in-Fact

Date:  February 14, 2008                    JONATHAN SOROS

                                            By:  /s/ Jodye Anzalotta
                                                 --------------------------------------------
                                                 Jodye Anzalotta
                                                 Attorney-in-Fact


CUSIP NO.  M15342104                                         PAGE 10 OF 12 PAGES


                                          EXHIBIT INDEX


                                                                                                    PAGE NO.

A.        Power of Attorney, dated as of  October 3, 2007, granted by Robert Soros in favor of
          Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David             11
          Taylor................................................................................

B.        Power of Attorney, dated as of October 3, 2007, granted by Jonathan Soros in favor of        12
          Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David
          Taylor.................................................................................


CUSIP NO.  M15342104                                         PAGE 11 OF 12 PAGES


                                    EXHIBIT A

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that I, ROBERT SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

     All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

     This power of attorney shall be valid from the date hereof until revoked by me.

     IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

                                                     ROBERT SOROS
                                                     --------------------------
                                                     /s/ ROBERT SOROS

CUSIP NO.  M15342104                                         PAGE 12 OF 12 PAGES


                                    EXHIBIT B

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that I, JONATHAN SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and DAVID TAYLOR, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Deputy Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or
Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

     All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

     This power of attorney shall be valid from the date hereof until revoked by me.

     IN WITNESS WHEREOF, I have executed this instrument as of the 3rd day of October 2007.

                                                     JONATHAN SOROS
                                                     --------------------------
                                                     /s/ JONATHAN SOROS